Form 51-102F3

MATERIAL CHANGE REPORT

Item 1-	Name and Address of Company

North American Palladium Ltd. (the “Company”)
2116 - 130 Adelaide Street West
Toronto, Ontario M5H 3P5

Item 2 -	Date of Material Change

August 16, 2010.

Item 3 -	News Release

A press release with respect to the material change referred to in this report was issued by the Company on August 16, 2010 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

Item 4 -	Summary of Material Change

The Company announced positive results from the Preliminary Assessment (“PA”), prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects, on the Offset Zone at the Lac des Iles (“LDI”) mine north of Thunder Bay, Ontario.

Item 5 -	Full Description of Material Change

On August 16, 2010, the Company announced positive results from the PA on the Offset Zone at the LDI mine.

The PA was prepared under the supervision of Malcolm Buck, P.Eng. of P&E Mining Consultants Inc. and Richard Routledge, M.Sc., P.Geo., Principal Geologist for Scott Wilson Roscoe Postle Associates Inc., with input from other consulting firms, including Nordmin Engineering Ltd. and Xstrata Process Support.

As per the PA, the exploration ramp from the bottom of the Roby Zone will establish a platform to raisebore the Offset Zone shaft to surface. The raiseboring is scheduled to start in November 2010, while shaft construction is planned to commence in the third quarter of 2011. Construction of the hoisting plant is scheduled to start in the fall of 2010, concurrent with the shaft boring activities. Commercial production from the shaft is expected in the third quarter of 2012.

The planned mining method consists of a shrinkage blasthole stoping method called super shrinkage, with sub-levels at nominal 65-metre intervals. The Offset Zone has the potential to add up to 8 more years of mine life.

Capital expenditures prior to commercial production are estimated at approximately $204.1 million. These costs include engineering studies, and excavation and construction of all Offset specific surface and underground infrastructure, as well as contingencies of $24.6 million. Capital expenditures for development post commercial production are estimated at $71.9 million. The Offset ore will be processed at the LDI mill. No material changes to the mill are required.

The total average operating cost over the mine life is estimated at $43.27 per tonne. Life of mine cash costs are estimated at US$132 per ounce.

The PA shows that, based on the base case model, which assumes a US$450 per ounce palladium price, the pre-tax internal rate of return (“IRR”) would be 16.7%, the post-tax IRR would be 16.0%, the net present value (“NPV”) at a 0% discount rate would be $256 million, and the NPV at a 5% discount rate would be $138 million.

The Board of Directors of the Company has approved proceeding with the development of the Offset Zone and $35 million in capital expenditures has been allocated for the remainder of 2010 to advance the project.

Certain information included in this report constitutes ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, including the possibility that metal prices, foreign exchange assumptions and operating costs may differ from expectations of management or the authors of the PA. These factors may cause the actual financial results, performance or achievements of the Company to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements. The forward-looking statements are not guarantees of future performance. For more details on these estimates, risks, factors and assumptions, see the full PA and the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company cautions the reader that the PA has been prepared by third parties and is based on a number of assumptions, any one of which, if incorrect, could materially change the projected outcome discussed in this report. In addition, there can be no assurance that the Company’s Lac des Iles mine will operate as anticipated or that other properties can be successfully developed. Management expectations for development of the Offset Zone may change based on the results of the PA. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

Item 6 -	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7-	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8 -	Executive Officer

The following senior officer of the Company is knowledgeable about the material change:

Trent Mell
Vice President, Corporate Development, General Counsel & Corporate Secretary
(416) 360-7971 Ext. 225

Item 9 -	Date of Report

August 20, 2010.